UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras releases teaser for E&P in Espírito Santo Basin

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Rio de Janeiro, June 01, 2020 - Petróleo Brasileiro S.A. – Petrobras informs that it has started the opportunity disclosure stage (teaser), regarding the sale of a part of its interest in the exploratory blocks belonging to the ES-M-596_R11, ES-M-598_R11, ES-M-671_R11, ES-M-673_R11 and ES-M-743_R11 concessions, located in the Espírito Santo Basin.

The teaser, which includes key information about the opportunity, as well as the eligibility criteria for selection of potential participants, is available on the Petrobras website: https://www.investidorpetrobras.com.br/en/results-and-notices/teasers

The main subsequent stages of the project will be reported to the market in due course.

This disclosure complies with the Petrobras' divestment guidelines and with the provisions of the special procedure for assignment of rights to exploration, development and production of oil, natural gas and other fluid hydrocarbons, provided for in Decree 9,355/2018.

This transaction is in line with the portfolio optimization and the improvement of the company’s capital allocation, aiming at maximizing value for its shareholders.

About the concessions

The concessions ES-M-596_R11, ES-M-598_R11, ES-M-671_R11, ES-M-673_R11 and ES-M-743_R11 were acquired in the ANP's 11th Bidding Round in 2013 and are currently in the 1st Exploration Period. Petrobras' current participation in the concessions is detailed in the table below.

Concession	Consortion
ES-M-596_R11	Petrobras (50%) – operator; Equinor (50%)
ES-M-598_R11	Petrobras (40%); Equinor (40%) – operator; Enauta (20%)
ES-M-671_R11	Petrobras (40%); Equinor (35%) – operator; Total (25%)
ES-M-673_R11	Petrobras (40%); Equinor (40%) – operator; Enauta (20%)
ES-M-743_R11	Petrobras (40%); Equinor (35%) – operator; Total (25%)

The process of assigning to Petrobras the shares of Equinor, with the consequent transfer of the operation, and of Total, is in progress before CADE and ANP, and is expected to be concluded in the second half of 2020.

The next table contains a summary of the concessions with Petrobras' expected participation after the conclusion of the processes before the above-mentioned regulatory agencies and the total percentage of divestment.

Concession	Petrobras expected share (%)	Total percentage of divestment (%)
ES-M-596_R11	100	up to 50
ES-M-598_R11	80	up to 40
ES-M-671_R11	100	up to 50
ES-M-673_R11	80	up to 40
ES-M-743_R11	100	up to 50

Concessions are strategically positioned in relation to the post-salt discoveries in areas known as Parque dos Deuses, Parque dos Doces and Parque dos Cachorros, in the Espírito Santo Basin, with the potential to prove significant volumes and establish a new exploratory frontier for both pre-salt and post-salt.

Offers will be made by concession, subject to the possible for the exercise of the preemptive right by the partners and other necessary approvals, as applicable.

This material is being provided pursuant to Brazilian regulatory requirements, does not constitute an offering, under the U.S. securities laws, and is not a solicitation, invitation or offer to buy or sell any securities. The information on our website is not and shall not be deemed part of this report on Form 6-K.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

 email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

 Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

 Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1, 2020

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer